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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period May 6, 2005

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ JAMES BALL
Name:	James Ball
Title:	Head of International Strategy, London Branch

Date: May 6, 2005

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SANPAOLO IMI GROUP

Turin, 6 May 2005—In Agreement signed 15 November 1999 by Ente Cassa di Risparmio di Firenze, BNP Paribas and Sanpaolo IMI, concerning the shareholding in Cassa di Risparmio di Firenze, ceased effectiveness 1 May 2005, Sanpaolo IMI, following legal communication already sent to Consob, announces:

  •
  As envisaged therein signed, when the Agreement be not renewed by choice of the Ente Cassa di Risparmio di Firenze, Sanpaolo IMI may exercise, in the 60 days following its expiry, a purchase right from the Ente, with the obligation to sell, ordinary shares of Cassa di Risparmio di Firenze equal to 10.78% of the capital, currently 122,548,117 shares. The exercise price was 1.5 times "base value" of the share price, determined according to usual sector methodologies;

  •
  Upon Sanpaolo IMI's indication, as communicated to Ente Cassa di Risparmio di Firenze, the conditions for the exercise of the purchase rights are verified. The purchase deriving from such exercise is obviously subject to authorisation from Banca d'Italia;

  •
  Ente Cassa di Risparmio di Firenze does not share Sanpaolo Imi's position, contesting in general the infulfillness and validity of the purchase right clause;

  •
  Sanpaolo IMI has confirmed to Ente Cassa di Risparmio di Firenze and BNP Paribas its availability to discuss the terms of any new Agreement, without prejudice to matters previous.

SANPAOLO IMI (www.grupposanpaoloimi.com)
RELAZIONI ESTERNE		INVESTOR RELATIONS
Torino	011/555.7747 — Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552737
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail:	infomedia@sanpaoloimi.com

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SIGNATURES